Contact

www.linkedin.com/in/thomaswaugh
(LinkedIn)

Top Skills

Python (Programming Language)
React.js
JavaScript

Tom Waugh

Co-Founder & CTO at Noad
London, England, United Kingdom

Experience

Noad
Co-Founder & CTO
June 2023 - Present (4 months)

TravelPerk
Senior Software Engineer
January 2022 - July 2023 (1 year 7 months)
London, England, United Kingdom

Day 8 Experiences
4 years 1 month

Head Of Technology
July 2020 - December 2021 (1 year 6 months)
London, England, United Kingdom

Tech Lead
October 2018 - July 2020 (1 year 10 months)
London, United Kingdom

Full Stack Developer
December 2017 - October 2018 (11 months)
London, United Kingdom

Creation 360 Ltd
1 year 1 month

Technical Consultant
March 2017 - April 2017 (2 months)
Manchester, United Kingdom

Developer and Project Manager
April 2016 - March 2017 (1 year)
Manchester, United Kingdom

Education

University of Warwick

Bachelor of Science (BSc), Mathematics · (2012 - 2015)